EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

EMISPHERE TECHNOLOGIES, INC.

          Emisphere Technologies, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:

          FIRST: At a duly held meeting, the Board of Directors adopted resolutions proposing and declaring it advisable that the Certificate of Incorporation of the Corporation be amended as follows:

By striking Article Fourth and substituting in lieu thereof the following sentence:

“FOURTH.  The total number of shares of stock which the Corporation shall have the authority to issue is fifty million (50,000,000), consisting of forty-nine million shares of common stock, $.01 par value per share (“Common Stock”) and one million (1,000,000) shares of preferred stock, $.01 par value per share (“Preferred Stock”).”

          SECOND: The stockholders of the Corporation have duly adopted the foregoing amendment at the Annual Meeting of the Stockholders duly called and held on May 23, 2005 in accordance with the provisions of Section 222 of the General Corporation Law of Delaware.

          THIRD: Such amendment to the Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of Delaware.

          FOURTH: This amendment to the Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the office of the Secretary of State of Delaware.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed in its name by its Chief Executive Officer and attested to by its Chief Financial Officer this 20th day of June, 2005 and the statements contained herein are affirmed as true under penalties of perjury.

EMISPHERE TECHNOLOGIES, INC.

By:	/s/ MICHAEL GOLDBERG

Name:	Michael Goldberg
Title:	Chief Executive Officer

ATTEST:

By:	/s/ ELLIOT MAZA

Name:	Elliot Maza
Title:	Chief Financial Officer

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